As filed with the Securities and Exchange Commission on May 1, 2000
                      Registration Statement No. 333-72385

--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      POST-EFFECTIVE AMENDMENT TO FORM SB-2
                                   AS FILED ON
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                     ---------------------------------------

                          GLOBALNET FINANCIAL.COM, INC.
                 (Name of Small Business Issuer in Its Charter)

        Delaware                       7375                     06-1489574
(State or Jurisdiction of       (Primary Standard             (IRS Employer
    Incorporation or       Industrial Classification      Identification Number)
     Organization)                 Code Number)

                           7284 W. Palmetto Park Road
                                    Suite 210
                            Boca Raton, Florida 33433
                                 (561) 417-8053
          (Address and Telephone Number of Principal Executive Offices)

        7284 W. Palmetto Park Road, Suite 210, Boca Raton, Florida 33433 (Address of principal place of business or intended principal place of business)

                                Michael S. Jacobs
                          GlobalNet Financial.com, Inc.
                           7284 W. Palmetto Park Road
                                    Suite 210
                            Boca Raton, Florida 33433
                                 (561) 417-8053
            (Name, Address and Telephone Number of Agent for Service)

                          COPIES OF COMMUNICATIONS TO:

                             Leonard H. Bloom, P.A.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                                   Suite 3000
                              Miami, Florida 33131
                          Telephone No. (305) 373-9400

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]
================================================================================
    This Registration Statement serves as a post-effective amendment to the Company's Registration Statement on Form SB-2, SEC Registration No. 333-72385.

                     ---------------------------------------

                                5,242,154 SHARES

                                     [LOGO]

                          GLOBALNET FINANCIAL.COM, INC.

                                  COMMON STOCK

                                -----------------

         The selling stockholders are offering for sale up to 5,242,154 shares of common stock which includes 375,834 shares underlying certain warrants. We are registering the re-sale of the shares of common stock pursuant to commitments to these stockholders. We will pay the expenses of registering the re-sale of the shares.

         The selling stockholders may sell their shares in public or private transactions, at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sales of the shares, but will receive approximately $6,191,260 from the exercise of the warrants, if all of the warrants are exercised.

                                -----------------

         The common stock is quoted on the Nasdaq National Market under the symbol "GLBN." The last reported sale price of the common stock on the Nasdaq National Market on April 27, 2000, was $23.50 per share.

-----------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISKS OF INVESTING IN OUR SHARES" BEGINNING ON PAGE 3.

-----------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c), may determine.

                                TABLE OF CONTENTS
                                                                           PAGE

FORWARD-LOOKING STATEMENTS..................................................iii
PROSPECTUS SUMMARY............................................................1
RISKS OF INVESTING IN OUR SHARES..............................................3
PROCEEDS FROM SALE OF THESE SHARES............................................9
SELLING STOCKHOLDERS ........................................................11
HOW THE SHARES MAY BE DISTRIBUTED............................................13
LEGAL OPINION................................................................14
EXPERTS......................................................................14
WHERE YOU CAN FIND MORE INFORMATION..........................................14
INCORPORATION OF COMMON INFORMATION BY REFERENCE.............................15
INDEMNIFICATION OF DIRECTORS AND OFFICERS....................................16

                       -----------------------------------

         As used in this prospectus, the terms "we," "us," "our," the "Company" and "GlobalNet" mean GlobalNet Financial.com, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means GlobalNet's common stock, $0.001 par value per share.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                           FORWARD-LOOKING STATEMENTS

         We caution readers that certain important factors may affect our actual results and could cause such results to differ materially from any forward-looking statements which may be deemed to have been made in this prospectus or which are otherwise made by us or on our behalf. For this purpose, any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "would", "estimate", or "continue" or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history and prior operating losses and accumulated deficit, the Company's dependence on advertising revenue and sponsorship, the uncertainty associated with the Internet both in the United States and abroad, the Company's reliance on management, and the Company's possible inability to compete in the advertising and domestic or international Internet industries. We are also subject to other risks detailed herein or detailed from time to time in our filings with the U.S. Securities and Exchange Commission.

                               PROSPECTUS SUMMARY

         THIS IS ONLY A SUMMARY AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS AND ALL OTHER INFORMATION, INCLUDING THE FINANCIAL INFORMATION AND STATEMENTS WITH NOTES, REFERRED TO IN THIS PROSPECTUS AS DISCUSSED IN THE "WHERE YOU CAN FIND MORE INFORMATION" SECTION OF THIS PROSPECTUS.

                                 ABOUT GLOBALNET

         We are a rapidly expanding international financial portal providing online financial news, investment tools, and transaction services. We are developing a global network of country-centric financial content websites in local market language as well as a network of transaction execution platforms, in order to position ourselves as an international financial services provider. Our business model is to capture traffic for our financial content sites as a result of partnering with leading Internet players and then to drive visitors from our highly trafficked financial content websites to our network of transaction execution platforms in which we maintain substantial ownership interests. In this manner, we seek to dramatically reduce our user and account acquisition costs.

         We conduct our financial content operations predominantly as the exclusive provider of financial content and in certain cases the exclusive provider of financial services for leading Internet Service Providers and portals. These services are provided by us as the "Money Channel" for the Internet Service Providers or portals. As a result, when a user clicks on the "Money Channel" button on a host Internet Service Provider's or portal's home page, the user is linked to our website. We provide Money Channel services to Freeserve plc, the United Kingdom's leading Internet Service Provider, World Online, the largest pan-European Internet Service Provider and portal and Scandinavia OnLine, the dominant consumer Internet portal across Scandinavia. We currently operate, directly or through joint ventures, financial content websites focusing on the financial market of the United Kingdom, the United States, Italy, Canada, France, Denmark and Holland. We have also entered into an agreement to provide financial news, content and e-finance commerce platforms, including online trading, to British Telecommunication's network of Wireless Application Protocol mobile phone users.

         Our websites are designed to generate online trading of securities and other investment products. We are creating an international network of online transaction businesses in which we maintain substantial equity ownership interests, including online trading for North American and European stocks, foreign exchange and other financial services, such as insurance. We have launched www.GlobalNeTrader.com, our platform for the online trading of United States securities, www.Matchbookfx.com for global foreign exchange trading and www.InsuranceWide.com, offering a full spectrum of insurance products in the United Kingdom. We anticipate launching our online securities trading and clearing platforms for the United Kingdom and Canada this spring. Management is currently developing additional websites and online trading platforms.

         We seek to participate in the dramatic growth in the Internet and Technology industries, and, to this end, we have made several investments in Internet and technology companies as well as Internet and technology funds. In most cases these investments are in conjunction with joint ventures and business relationships. We recently formed a digital commerce and knowledge-based industries investment and operating vehicle, GlobalEuroNet Group, Inc., in which we invested $3.2 million for approximately 2.8 million shares or a 24% equity interest. GlobalEuroNet Group, Inc. subsequently raised approximately $42 million from other sources.

         Our business model consists of generating revenues from our online trading platform as well as from advertising and e-commerce and participating in the earnings of the other transaction execution platforms in which we maintain ownership interests. In addition, we are seeking to create stockholder and balance sheet value as a result of creating joint ventures with, and/or investments in, companies which have the ability to become public or be sold over the short term.

         Management believes that the opportunities open to us are driven by the following principal factors:

         /bullet/ an anticipated continued rapid growth in usage of the Internet nationally and internationally;

         /bullet/ an increasing acceptance of the Internet as a secure medium through which to conduct e-commerce;

         /bullet/ an increasing world-wide demand for financial news, information and investment tools; and

         /bullet/ the positioning of the company to capitalize upon the anticipated growth in the number of online financial transactions in the United Kingdom and continental Europe.

                                  THE OFFERING

         The selling stockholders are offering for sale up to 5,242,154 shares of common stock which includes 375,834 shares underlying certain warrants. We are registering the re-sale of the shares of common stock pursuant to commitments to these stockholders. We will pay the expenses of registering the re-sale of the shares.

         The selling stockholders may sell their shares in public or private transactions, at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sales of the shares, but will receive approximately $6,191,260 from the exercise of the warrants, if all of the warrants are exercised.

                       -----------------------------------

         The principal executive offices of the Company are located at 7284 W. Palmetto Park Road, Suite 210, Boca Raton, Florida 33433, and its telephone number is (561) 417-8053.

                        RISKS OF INVESTING IN OUR SHARES

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. YOU ALSO SHOULD REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING OUR COMBINED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO. THESE ARE NOT THE ONLY RISKS AND UNCERTAINTIES THAT WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE DO NOT CURRENTLY KNOW ABOUT OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO HARM OUR BUSINESS OPERATIONS. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE A LIMITED OPERATING HISTORY IN THE AREA OF ONLINE FINANCIAL SERVICES.

         We have been engaged in the current Internet business since October 1998. Many of our investments in international joint ventures are in an early stage of development. We have little operating history in the Internet business upon which our performance and prospects can be evaluated. We face the risks frequently encountered by developing companies. These risks include the potential inability to compete with more established firms and to retain and maintain key personnel, as well as uncertainty as to which areas to target for growth and expansion and as to the source of funding for operations and expansion.

WE HAVE A LIMITED OPERATING HISTORY IN THE AREA OF ONLINE TRADING.

         We anticipate deriving a significant portion of our revenues from online transaction executions. We have only recently introduced online trading in foreign exchanges and domestic securities and we plan to offer online trading in non-US securities. In addition, we plan to offer other investment and financial products. Lack of international online trading and transaction execution operating history and the risks inherent in any new business area make it impossible accurately to predict the extent of revenues to be generated from these activities.

ADVERTISING REVENUES AND SPONSORSHIPS ARE UNCERTAIN.

         We anticipate deriving revenues from the sale of domestic and international Internet-based advertising. None of our senior management team has any significant experience in selling advertising on the Internet or any other medium. If we are unable to attract and retain paying advertising customers or if we are forced to offer lower than anticipated advertising rates in order to attract and/or retain advertising customers, our anticipated level of advertising revenue will be adversely affected.

         Use of the Internet by overseas consumers is at an early stage of development and international market acceptance of the Internet as a medium for information, commerce and advertising is subject to a high level of uncertainty. In order for us to generate advertising revenues, European advertisers and advertising agencies must direct a portion of their budgets to the Internet as a whole, and specifically to our Internet sites. Our management believes that most international and specifically, European advertisers and advertising agencies have limited experience with the Internet as an advertising medium and international and specifically, European advertisers have not devoted a significant portion of their advertising budgets to Internet-related advertising to date. Our management cannot assure investors that international and specifically, European advertisers or advertising agencies, will be persuaded, or able, to allocate or continue to allocate portions of their budgets to Internet-based advertising, that they will find Internet-based advertising to be more effective than advertising in traditional media, or that they will decide to advertise on our Internet sites.

WE ARE DEPENDENT ON CONTINUED GROWTH OF THE INTERNET.

         Rapid growth in the use of and interest in the Internet is a recent phenomenon. Our management cannot assure that acceptance and use of the Internet will continue to develop or that a sufficient base of users will emerge to support its business. Revenues from our Internet operations will depend largely on the widespread acceptance and use of the Internet as a source of information and as a vehicle for commerce in goods and services, especially online financial and investment transactions. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure does not effectively support growth that may occur, our business will be adversely affected.

WE ARE DEPENDENT ON THIRD PARTIES FOR INTERNET OPERATIONS AND CONTENT
DEVELOPMENT.

         Management believes that the ability to advertise our Internet sites and online transaction capabilities on other Internet sites and the willingness of the owners and operators of such sites to direct users to our Internet sites through hypertext links are critical to the success of our Internet operations. Other Internet sites, particularly search/index guides and other companies with the strategic ability to direct user traffic, significantly affect traffic to our domestic and international Internet sites. While the Company's management believes that other sites will direct traffic to the Company's sites, we cannot assure that the Company will establish or maintain such arrangements in the future.

         In particular, the Company is dependent on its ongoing relationships with Freeserve plc, World Online, and Scandinavia Online, three international prominent providers of Internet access to consumers.

         Our ability to develop original and compelling Internet-based products and services is also dependent on maintaining relationships with and using content and products provided by third-party vendors. Developing and maintaining satisfactory relationships with third parties could become more difficult and more expensive as competition increases among Internet sites. If we are unable to develop and maintain satisfactory relationships with such third parties on terms acceptable to them, or if any competitors are better able to leverage such relationships, our business will be harmed. Our business is dependent on third parties for uninterrupted Internet access.

ACQUISITIONS AND JOINT VENTURES MAY DISRUPT OR OTHERWISE HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

         We intend to enter into new business opportunities and ventures as part of our Internet business. Typically, such opportunities require extended negotiations, the investment of a substantial amount of capital and substantial burdens on our management personnel and our financial and operational systems. We cannot assure investors that such ventures will ever achieve profitability.

WE ARE SUBJECT TO TECHNOLOGICAL CHANGES.

         The market for Internet-based products and services is characterized by rapid technological developments and frequent Internet product introductions. The emerging character of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our Internet-based products and services. We cannot assure investors that we will be successful in responding quickly, cost effectively and sufficiently to these developments.

         In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures and to modify or adapt our Internet site and services that could harm our business. In addition, new Internet-based products, services or enhancements offered by us may contain design flaws or other defects that could require costly modifications or result in a loss of consumer confidence, either of which could harm our business.

         The satisfactory performance, reliability, and availability of our Internet sites and our computer network infrastructure are critical to attracting Internet users. System interruptions which result in the unavailability of our Internet sites or slower response times for users reduce the attractiveness of our Internet sites to users and could harm our business.

OUR INTELLECTUAL PROPERTY RIGHTS MAY BE CHALLENGED.

         We are developing proprietary Internet software and have filed applications for certain trademarks, trade names, service marks, domain names and other proprietary rights which we either currently have or may have in the future and which we believe to be important to our Internet business. Even though we have registered some domain names, given the uncertain application of existing copyright and trademark laws to the Internet, we cannot assure investors that existing laws will provide adequate protection for our technologies, sites or registered domain names. Policing unauthorized use of our technologies, content and other intellectual property rights entails significant expenses and could otherwise be difficult or impossible to do, given, among other things, the global nature of the Internet. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks and other intellectual property of third parties by us or our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

THERE ARE SUBSTANTIAL RISKS IN FOREIGN MARKETS.

         We have entered into agreements with joint venture partners and strategic alliances to conduct our Internet business outside of the United States. Our inability to find additional joint venture partners could slow down our anticipated overseas growth. If we do not find a suitable joint venture partner in a given foreign market, we may not enter that market. Conducting business outside the United States will require us to become familiar with and to comply with foreign laws, rules, regulations and customs. We cannot be certain that our failure to comply with foreign laws, rules and regulations of which we are not aware will not harm our business.

         Further risks are inherent in international operations, including the following:

         /bullet/ differing levels of Internet use in other countries;
         /bullet/ customers agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system;
         /bullet/ foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade or investment;
         /bullet/ intellectual property rights may be more difficult to enforce in foreign countries;
         /bullet/ fluctuations in exchange rates may affect product demand and may adversely affect the profitability in US dollars of products and services made in the local currency;
         /bullet/ general economic conditions in the countries in which we operate could have an adverse effect on our earnings from operations in those countries;
         /bullet/ unexpected changes in foreign laws or regulatory requirements may occur; and
         /bullet/ compliance with a variety of foreign laws and regulations and the overlap of different tax structures may be costly and time consuming.

         Tax rates in certain foreign countries may exceed those of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions. There can be no assurance that any of these factors will not have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO EVOLVING INTERNET REGULATIONS.

         New laws, guidelines and regulations may be adopted covering areas such as access, content, taxation, encryption, communications and pricing and quality of Internet products, services and online trading. As a provider of Internet products and services, we may be subject to the provisions of existing and future laws, guidelines and regulations that could be applied to our operations. Such laws, guidelines and regulations could limit the growth of the Internet and harm our business.

WE ARE SUBJECT TO ONGOING SECURITIES REGULATION IN THE UNITED STATES AND
OVERSEAS.

         The securities industry in the United States and other countries is subject to extensive regulation under both federal and state laws. In the United States, the Securities and Exchange Commission, state securities commissions, National Association of Securities Dealers, Inc. and other self-regulatory organizations such as the various stock exchanges, require strict compliance with their rules and regulations. Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of clients' funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees and the maintenance of certain levels of capital. We will also be subject to regulation by foreign governments of any foreign broker-dealers associated with us and will be subject to the foreign rules and regulations pertaining to the trading of foreign equity in overseas markets. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or any of its officers or employees, any of which could harm our business.

WE ARE SUBJECT TO CONTINUING CURRENCY EXCHANGE RISKS.

         A proportion of our revenues are received in non-US currencies. We anticipate that in the future an increasing proportion of our revenues will be received in Euro dollars. This may give rise to an exchange risk against US dollars.

         The introduction of the Euro dollar may have a wide range of macro-economic effects, resulting, among other things, in interest rates, levels of economic activity and asset values being different from what they would otherwise have been. We are unable to predict these macro-economic effects or their impact on the demand for our services or on our revenues or costs.

         We may engage from time to time in foreign exchange hedging in respect of the principal foreign currencies in which our receivables are denominated. There can be no assurance that such hedging activities will continue or will be effective to limit the impact of any movements in exchange rates on our results or operations.

THE WEB SITES, STATISTICS AND RATINGS FROM EUROPE MAY NOT BE COMPREHENSIVE OR RELIABLE.

         The measurement of Internet traffic and statistics in Europe is not as sophisticated or developed as it is in the United States. To our knowledge, European ratings come from a "representative sample" of a small sampling of European households. To illustrate, Media Matrix, a company used by Merrill Lynch to track European usage of the Internet, tracks only 1,230 households in the United Kingdom to determine usage statistics in the United Kingdom. This information is tracked on software installed in individual households of Internet users. As a result, the sampling data used to derive Internet use is compiled from a limited number of actual users. In addition, only those Internet users who access the Internet from their home computers are tracked while Internet usage at a business site is not tracked. We believe that if business usage in addition to household usage were tracked, the estimated number of monthly users, frequency of use per user and average minutes per visit per user would increase in sampling data. Finally, the statistics used by tracking meters in Europe use slightly different definitions in interpreting their measurements. For example, the United States measurements include the estimated number of people who access a site once a month (defined as "users") in contrast with the European measurement of a percentage of all online users who access a site or network of sites at least once during a month (referred to as "reach"). Accordingly, the measurements of Internet use is not as accurate or as comprehensive in Europe. Management believes that the statistics quoted herein from Europe, while not fully comprehensive or reliable as the tracking statistics used in the United States, are still useful for valuation and trend analysis. Our management believes that the statistical estimates of the number and frequency of Internet users in Europe that are used by advertising agencies, investors and the online companies themselves will increase as the tracking capacity in Europe becomes more reliable, tracks larger samplings and tracks business as well as households.

WE ARE DEPENDENT ON KEY PERSONNEL.

         Our business depends upon the services of its executives and certain key personnel, including Stanley Hollander, President, Chief Executive Officer and Chairman of the Board of Directors; Alan L. Jacobs, Executive Vice President; William Hodgson, Chief Operating Officer; Michael S. Jacobs, Chief Financial Officer; Jay J. Matulich, Senior Vice President and Richard Hefter, Editor-in-Chief. We cannot be certain that we will be able successfully to attract and retain key personnel. The loss of the services of any one or more of such key personnel or the inability to attract such key personnel could harm our business. Currently we do not maintain key man life insurance on any of our executives or key personnel. We cannot be certain that such officers and directors will remain our employees in any particular capacity.

THERE ARE RISKS ASSOCIATED WITH THE SECURITIES INDUSTRY.

         The securities business is volatile and is directly affected by the following factors, among others, many of which are beyond our control.

         /bullet/ national and international political and economical conditions;
         /bullet/ broad trends in business and finance;
         /bullet/ fluctuations in volume and price levels of securities transactions;
         /bullet/ client default on commitments (such as margin obligations); /bullet/ litigation;
         /bullet/ employee's misconduct, errors and omissions;
         /bullet/ regulation at federal and state levels;
         /bullet/ the emergence of numerous discount brokers;
         /bullet/ increased use of technology; and /bullet/ a steady decrease in the commissions charged to clients of discount brokerage services.

         Losses associated with these risks could harm our business.

                        PROCEEDS FROM SALE OF THE SHARES

         We will not receive any proceeds from the sale of the shares offered by the selling stockholders. We will receive proceeds only upon the exercise of the warrants for which we are registering the underlying shares of common stock, if these warrants are exercised. We would receive approximately $6,191,260 from the exercise of the warrants assuming all of the warrants were exercised. We cannot assure you as to when, if ever, any or all of such warrants will be exercised. Proceeds, if any, received from the exercise of the warrants will be used for working capital requirements and other general corporate purposes.

                              SELLING STOCKHOLDERS

         We have been advised by the selling stockholders that none of the selling stockholders has or had a position, office or other material relationship with us or any of our affiliates within the past three years. Unless otherwise indicated, the following table sets forth certain information with respect to the ownership of our common stock by each selling stockholder as of the date of this prospectus.

                                                     SHARES BENEFICIALLY OWNED BEFORE/AFTER THE
                                                                     OFFERING(1)
                                                   --------------------------------------------
NAME OF SELLING STOCKHOLDER                             Number of
---------------------------                         Shares of common       Percentage of shares    Number of shares of
                                                   stock beneficially        of common stock           common stock
                                                          owned           beneficially owned(2)         registered
Freeserve Ltd.                                      1,397,112                      9.49%                1,397,112
National Bank of Canada                               325,000(3)                   2.20%                  325,000(3)
Giant Trading Inc.                                    302,500                      2.05%                  302,500
Robert S. London                                      271,900                      1.85%                  271,900
Rush & Co.                                            225,720                      1.53%                  225,720
Rosebud Capital Growth Fund Limited                   209,168                      1.42%                  209,168
Kingston Comercio Internacional LDA                   208,334                      1.42%                  208,334
De Agostini Holding Lugano Branch                     208,334                      1.42%                  208,334
Alan Gaines                                           205,167                      1.39%                  205,167
Archdream Limited                                     203,400                      1.38%                  203,400
Cass & Co. Magnum US Equity Fund                      200,000                      1.36%                  200,000
Cass & Co. Magnum Capital Growth Fund                 186,667                      1.27%                  186,667
Interactive Marketing, Inc.                           140,000(4)                   *                      140,000(4)
Cass & Co. Magnum Turbo  Growth Fund                  133,334                      *                      133,334
Cass & Co. Magnum Edge Fund                           133,334                      *                      133,334
Katrinia Tarizzo                                       83,334                      *                       83,334
Del Mar Group                                          75,000                      *                       75,000
Napier Brown Holdings                                  68,750                      *                       68,750
Robert B. Prag                                         66,667                      *                       66,667
Cass & Co. Magnum Global Equity Fund                   66,667                      *                       66,667
Salahi Ozturk                                          60,000                      *                       60,000
Cass & Co. Magnum Opportunity Fund                     58,667                      *                       58,667
Cass & Co. Magnum Tech Fund                            47,667                      *                       47,667
Cogefin (Bermuda) Limited                              41,667                      *                       41,667
CyberJunction                                          37,500                      *                       37,500
Richard A. Kunin MD Profit Sharing Plan                33,334                      *                       33,334
Wellness and Prevention Marketing LLC                  26,667                      *                       26,667
David E. Wise                                          24,583                      *                       24,583


                                                     SHARES BENEFICIALLY OWNED BEFORE/AFTER THE
                                                                     OFFERING(1)
                                                   --------------------------------------------
NAME OF SELLING STOCKHOLDER                             Number of
---------------------------                         Shares of common       Percentage of shares    Number of shares of
                                                   stock beneficially        of common stock           common stock
                                                          owned           beneficially owned(2)         registered
Top Meadow Investment                                  20,834(5)                   *                       20,834(5)
S. Greenberg Sep. Prop. Trust                          20,000                      *                       20,000
Bradley Properties SA                                  20,000                      *                       20,000
Devrim AKA                                             16,667                      *                       16,667
Magnum Growth Fund LP                                  16,000                      *                       16,000
Matthew Stasior                                        12,467                      *                       12,467
Mark Bailey                                            10,834                      *                       10,834
David Boyer and Susan Boyer                            10,500                      *                       10,500
Magnum Low Volatility Fund LP                           8,667                      *                        8,667
Mark L. Friedman                                        8,334                      *                        8,334
Richard Golob                                           6,667                      *                        6,667
Marvin Shiller                                          5,000                      *                        5,000
Richard Carpenter                                       5,263                      *                        5,263
Leonard Block                                           4,167                      *                        4,167
Harvey R. Brice                                         4,001                      *                        4,001
Evert A. Bruckner Family Trust UA                                                  *
dtd Dec. 10, 1993                                       4,000                                               4,000
Chad L. Kiefer                                          4,000                      *                        4,000
Joseph A.Bauer                                          3,833                      *                        3,833
Kimberly A. Goguen                                      3,000                      *                        3,000
Ronald Posner                                           2,741                      *                        2,741
Edgeport Nominees Limited                               2,500                      *                        2,500
Jeffery Lambertson                                      2,500                      *                        2,500
Alan Mandel                                             2,000                      *                        2,000
Lynn-Rose Saltzman                                      1,667                      *                        1,667
Michael Crowl                                           1,600                      *                        1,600
Jay S. Kunin                                            1,250                      *                        1,250
Larry W. Gellman                                          834                      *                          834
Scott W. Springer                                         834                      *                          834
Robert Zelinka                                            687                      *                          687
Robert L. Gordon and Andrea S. Gordon                     417                      *                          417
Fred and Josephine Lionetti                               417                      *                          417


* Less than 1%
--------------------------------------------------

(1) Represents shares beneficially owned by the named individual, including shares of common stock that the person has the right to acquire within 60 days of the date of this prospectus. Unless otherwise noted, all persons listed have sole voting and sole investment power.

(2) Based on 14,722,844 shares of common stock issued and outstanding as of the date of this prospectus.

(3) These share amounts include up to an aggregate of 275,000 shares which may be issued upon the exercise of Warrants.

(4) These share amounts include up to an aggregate of 80,000 shares which may be issued upon the exercise of Warrants.

(5) These share amounts include up to an aggregate of 20,834 shares which may be issued upon the exercise of Warrants.

                        HOW THE SHARES MAY BE DISTRIBUTED

         The selling stockholders may sell their shares of common stock in various ways and at various prices. Some of the methods by which the selling stockholders may sell their shares of common stock include:

         /bullet/ ordinary brokerage transactions and transactions in which the broker solicits purchasers;
         /bullet/ privately negotiated transactions;
         /bullet/ block trades in which the broker or dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         /bullet/ purchases by a broker or dealer as principal and resale by that broker or dealer for the selling stockholder's account under this prospectus;
         /bullet/ sales under Rule 144 rather than by using this prospectus; /bullet/ a combination of any of these methods of sale; and /bullet/ any other legally permitted method.

         The applicable sales price may be affected by the type of transaction.

         The selling stockholders may also pledge their shares of common stock as collateral for a margin loan under their customer agreements with their brokers. If there is a default by the selling stockholders, the brokers may offer and sell the pledged shares of common stock.

         Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if the broker-dealer acts as agent for the purchaser of the shares of common stock, from that purchaser) in amounts to be negotiated. These commissions are not expected to exceed those customary in the types of transactions involved.

         We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling stockholders in connection with sales of the shares of common stock.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

         Under the securities laws of certain states, the shares of common stock may be sold in those states only through registered or licensed broker-dealers. In addition, the shares of common stock may not be sold unless the shares of common stock have been registered or qualified for sale in the relevant state or unless the shares of common stock qualify for an exemption from registration or qualification.

         We have agreed to pay all fees and expenses incident to the registration of the shares of common stock.

         The selling stockholders and other persons participating in the distribution of the shares of common stock offered under this prospectus are subject to the applicable requirements of Regulation M promulgated under the Securities Exchange Act of 1934, in connection with sales of the shares of common stock.

                                  LEGAL OPINION

         Broad and Cassel, a partnership including professional associations, 201 South Biscayne Boulevard, Suite 3000, Miami, Florida 33131, is giving an opinion regarding the validity of the offered shares of common stock.

                                     EXPERTS

         The financial statements incorporated by reference in this prospectus have been audited by Richard A. Eisner & Company, LLP, independent auditors, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any report or document we file at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0880 for more information about the public reference rooms. Our Securities and Exchange Commission filings are also available from the Securities and Exchange Commission's website located at HTTP://WWW.SEC.GOV.

         Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information.

         We incorporate by reference the following filings and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         /bullet/ The description of the common stock contained in our registration statement on Form S-B2 (File Number 333-72385), filed on July 14, 1999;

         /bullet/ Our Annual Report on Form 10-KSB for the fiscal year ended
                  December 31, 1999.

         We have filed with the Commission a post-effective amendment to Form SB-2 on Form S-3 with respect to the securities being offered hereby. This prospectus does not contain all of the information set forth in such registration statement, as permitted by the Rules and Regulations of the Securities and Exchange Commission. For further information with respect to us and such securities, reference is made to the registration statement and to the exhibits and schedules filed therewith. Each statement made in this prospectus referring to a document filed as an exhibit to the registration statement is qualified by reference to the exhibit for a complete statement of its terms and conditions. The registration statement, including exhibits thereto, may be inspected without charge at the Securities and Exchange Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549; at its Northeast Regional Office at 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Midwest Regional Office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees.

         You may request, at no cost, a copy of any or all of the information incorporated by reference by writing or telephoning us at:

                          GlobalNet Financial.com, Inc.
                           7284 W. Palmetto Park Road
                                    Suite 210
                            Boca Raton, Florida 33433
                                 (561) 417-8053
                         Attention: Corporate Secretary

         You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. Our common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Our Certificate of Incorporation provides for indemnification rights of officers, directors, and others and limits the personal liability of directors for monetary damages to the extent permitted by Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         We maintain a directors and officers' liability policy insuring any person who is or was our director or officer against any liability incurred by such person in any such capacity or arising out of such person's status as such. The insurer's limit of liability under the policy is a $25.0 million coverage limit per occurrence and $25.0 million in the aggregate per two-year policy period. The policy contains various reporting requirements and is subject to certain exclusions and limitations.

                                     PART II
             INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

                  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         We estimate that our expenses in connection with this post-effective amendment will be as follows:

Legal fees and expenses                                     $15,000
Accounting fees and expenses                                $ 5,000
Miscellaneous                                               $ 5,000
                                                            -------
Total                                                       $25,000
                                                            =======

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation provides for indemnification rights of officers, directors, and others and limits the personal liability of directors for monetary damages to the extent permitted by Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         We maintain a directors and officers' liability policy insuring any person who is or was our director or officer against any liability incurred by such person in any such capacity or arising out of such person's status as such. The insurer's limit of liability under the policy is a $25.0 million coverage limit per occurrence and $25.0 million in the aggregate per two-year policy period. The policy contains various reporting requirements and is subject to certain exclusions and limitations.

                                    EXHIBITS

5.1      Opinion of Broad and Cassel
23.1     Consent of Broad and Cassel (contained in its opinion filed as Exhibit
         5.1 to this Registration Statement)
23.2     Consent of Richard A. Eisner & Company, LLP
24.1 Power of Attorney (included in the signature page of this Registration Statement)

---------------------------

                                  UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (c) To include any additional or changed material information on the plan of distribution;

PROVIDED, HOWEVER, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida on this 1st day of May 2000.

                                         GLOBALNET FINANCIAL.COM, INC.


                                         By: /s/ Stanley Hollander
                                            ------------------------------------
                                              Stanley Hollander
                                              Chairman of the Board, President
                                              and Chief Executive Officer

                                POWER OF ATTORNEY

           Each person whose signature appears below constitutes and appoints Michael S. Jacobs and Stanley Hollander as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments to this registration statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

           Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment has been signed by the following persons in the capacities and on the date indicated.


/s/ Stanley Hollander                                 Chairman of the Board, President,                     May 1, 2000
---------------------------------------------         Chief Executive Officer
Stanley Hollander                                     (Principal Executive Officer)


/s/ W. Thomas Hodgson                                 Chief Operating Officer                               May 1, 2000
---------------------------------------------
W. Thomas Hodgson

/s/ Alan L. Jacobs                                    Executive Vice President and Director                 May 1, 2000
---------------------------------------------
Alan L. Jacobs

/s/ Michael S. Jacobs                                 Chief Financial Officer, Secretary and                May 1, 2000
---------------------------------------------         Treasurer (Principal Financial and
Michael S. Jacobs                                     Accounting Officer)

/s/ Jay J. Matulich                                   Senior Managing Director                              May 1, 2000
---------------------------------------------
Jay J. Matulich

/s/ Ronald B. Koenig                                  Director                                              May 1, 2000
---------------------------------------------
Ronald B. Koenig

/s/ Kym Anthony                                       Director                                              May 1, 2000
---------------------------------------------
Kym Anthony

/s/ Christopher Jennings                              Director                                              May 1, 2000
---------------------------------------------
Christopher Jennings

/s/ N. Bulent Gultekin                                Director                                              May 1, 2000
---------------------------------------------
N. Bulent Gultekin

/s/ Michael Whitaker                                  Director                                              May 1, 2000
---------------------------------------------
Michael Whitaker

/s/ Nicholas Backhouse                                Director                                              May 1, 2000
---------------------------------------------
Nicholas Backhouse


                                  EXHIBIT INDEX

EXHIBIT         DESCRIPTION
-------         -----------
 5.1            Opinion of Broad and Cassel

 23.2           Consent of Richard A. Eisner & Company, LLP